UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 20, 2016

DENBURY RESOURCES INC.

(Exact name of registrant as specified in its charter)

Delaware	**1-12935**	**20-0467835**
(State or other jurisdiction of incorporation)	*(Commission File Number)*	*(IRS Employer Identification No.)*

5320 Legacy Drive
Plano, Texas
(Address of principal executive offices)

75024
(Zip code)

(972) 673-2000
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 8 – Other Events

Item 8.01 – Other Events

On January 20, 2016, Denbury Resources Inc. issued a press release announcing it has terminated its previously announced private offers to qualified institutional buyers or non-U.S. persons who hold its outstanding 6⅜% Senior Subordinated Notes due 2021, 5½% Senior Subordinated Notes due 2022, and 4⅝% Senior Subordinated Notes due 2023 (collectively, the "Old Notes") to exchange a portion of their Old Notes for newly issued 7½% Senior Notes due May 15, 2022. A copy of the press release is filed as Exhibit 99.1 hereto.

Section 9 – Financial Statements and Exhibits

Item 9.01 – Financial Statements and Exhibits

(d) Exhibits.

The following exhibit is furnished in accordance with the provisions of Item 601 of Regulation S-K:

Exhibit Number	Description
99.1*	Denbury Press Release, dated January 20, 2016.

*   Included herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Denbury Resources Inc.
(Registrant)

Date: January 20, 2016   By: /s/ James S. Matthews

James S. Matthews

Senior Vice President, General Counsel and Secretary

INDEX TO EXHIBITS

Exhibit Number	Description
99.1	Denbury Press Release, dated January 20, 2016.

News

DENBURY TERMINATES ITS
PREVIOUSLY ANNOUNCED NOTES EXCHANGE OFFERS

PLANO, TX – January 20, 2016 – Denbury Resources Inc. (NYSE: DNR) ("Denbury" or the "Company") today announced it has terminated its previously announced private offers (the "Exchange Offers") to eligible holders of its outstanding 6⅜% Senior Subordinated Notes due 2021, 5½% Senior Subordinated Notes due 2022, and 4⅝% Senior Subordinated Notes due 2023 (collectively, the "Old Notes") to exchange a portion of their Old Notes for newly issued 7½% Senior Notes due May 15, 2022.

The Exchange Offers were set to expire at 11:59 p.m., New York City time, on January 20, 2016 (the "Expiration Time"). Prior to the Expiration Time, the Company elected to terminate the Exchange Offers pursuant to the terms and conditions set forth in the Company's offering memorandum dated December 21, 2015, as amended by the supplement dated January 12, 2016. As a result of the termination of the Exchange Offers, no Old Notes will be accepted for exchange, and all Old Notes tendered and not previously withdrawn pursuant to the Exchange Offers will be promptly returned to their respective holders.

Eligible holders of the Old Notes may contact the Information and Exchange Agent, Global Bondholder Services Corporation, at (866) 470-4500 (U.S. Toll-free) or (212) 430-3774 (Collect), with any questions regarding the termination of the Exchange Offers.

Denbury is an independent oil and natural gas company with operations focused in two key operating areas: the Gulf Coast and Rocky Mountain regions. The Company's goal is to increase the value of its properties through a combination of exploitation, drilling and proven engineering extraction practices, with the most significant emphasis relating to CO_2 enhanced oil recovery operations.

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DENBURY CONTACTS:
Mark C. Allen, Senior Vice President and Chief Financial Officer, 972.673.2000
Ross M. Campbell, Manager of Investor Relations, 972.673.2825